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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

BSQUARE Corporation

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

11776U 30 0 (CUSIP Number)

Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 11776U 30 0

1

NAME OF REPORTING PERSON

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

            TA/Advent VIII L.P.                                                                                  04-3334380

            Advent Atlantic & Pacific III L.P.                                                            04-3299318

            TA Executives Fund LLC                                                                         04-3398534

            TA Investors LLC                                                                                      04-3395404

            TA Associates Inc.                                                                                     04-3205751

2	CHECK THE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION TA/Advent VIII L.P. Delaware Advent Atlantic & Pacific III L.P. Delaware TA Executives Fund LLC Delaware TA Investors LLC Delaware TA Associates Inc. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

                TA/Advent VIII L.P.                                                           0

                Advent Atlantic & Pacific III L.P.                                     0

                TA Executives Fund LLC                                                   0

                TA Investors LLC                                                               0

                TA Associates Inc.                                                              0

  6    SHARED VOTING POWER

                N/A

  7    SOLE DISPOSITIVE POWER

                TA/Advent VIII L.P.                                                           0

                Advent Atlantic & Pacific III L.P.                                     0

                TA Executives Fund LLC                                                   0

                TA Investors LLC                                                               0

                TA Associates Inc.                                                              0

  8    SHARED DISPOSITIVE POWER

                N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON TA/Advent VIII L.P. 0 Advent Atlantic & Pacific III L.P. 0 TA Executives Fund LLC 0 TA Investors LLC 0 TA Associates Inc. 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 TA/Advent VIII L.P. 0% Advent Atlantic & Pacific III L.P. 0% TA Executives Fund LLC 0% TA Investors LLC 0% TA Associates Inc. 0%
12	TYPE OF REPORTING PERSON Two Limited Partnerships Two Limited Liability Companies One Corporation

SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G

ITEM 1 (a) NAME OF ISSUER: BSQUARE Corporation

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

	3150 139th Ave SE Suite 500
	Bellevue, WA 98005

ITEM 2 (a) NAME OF PERSON FILING:

	TA/Advent VIII L.P.
	Advent Atlantic & Pacific III L.P.
	TA Executives Fund LLC
	TA Investors LLC.
	TA Associates Inc.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	c/o TA Associates
	John Hancock Tower
	200 Clarendon St., 56th Floor
	Boston, MA 02116

ITEM 2 (c) CITIZENSHIP: Not Applicable

ITEM 2 (d) TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e) CUSIP NUMBER: 11776U 30 0

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4	OWNERSHIP

ITEM 4 (a)	AMOUNT BENEFICIALLY OWNED:

		COMMON STOCK
	TA/Advent VIII L.P.	0
	Advent Atlantic & Pacific III L.P.	0
	TA Executives Fund LLC	0
	TA Investors LLC	0
	TA Associates Inc.	0

ITEM 4 (b)	PERCENT OF CLASS

		PERCENTAGE
	TA/Advent VIII L.P.	0
	Advent Atlantic & Pacific III L.P	0
	TA Executives Fund LLC	0
	TA Investors LLC	0
	TA Associates Inc.	0

ITEM 4 (c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

	(i) SOLE POWER TO VOTE OR DIRECT THE VOTE:

		COMMON STOCK

	TA/Advent VIII L.P.	0
	Advent Atlantic & Pacific III L.P	0
	TA Executives Fund LLC	0
	TA Investors LLC	0
	TA Associates Inc.	0

	(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE:	N/A

	(iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:

		COMMON STOCK

	TA/Advent VIII L.P.	0
	Advent Atlantic & Pacific III L.P	0
	TA Executives Fund LLC	0
	TA Investors LLC	0
	TA Associates Inc.	0

	(iv) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION	N/A

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: ☒

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This schedule 13G is filed pursuant to Rule 13d-1(c). For the agreement of group members to a joint filing, see below.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10	CERTIFICATION: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC, TA Associates Inc. and TA Investors LLC, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of BSQUARE Corporation.

Dated: February 13, 2007

TA/ADVENT VIII L.P.

By: TA Associates VIII LLC, its General Partner
By: TA Associates, Inc. its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

ADVENT ATLANTIC & PACIFIC III L.P.

By: TA Associates AAP III Partners L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA EXECUTIVES FUND LLC

By: TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA INVESTORS LLC

By: TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Associates, Inc.

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer